UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, P.O. Box 363187, San Juan, Puerto Rico 00936-3187.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Procter & Gamble Commercial
Company Employees' Savings Plan

Date: June 29, 2007
By:  /s/ Thomas J. Mess_____________
Thomas J. Mess
Secretary, Trustees of The
Procter & Gamble Commercial
Company Employees' Savings Plan

EXHIBIT INDEX

Exhibit No.

      23     Consent of Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees’ Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005,
and Supplemental Schedules as of and for the
Year Ended December 31, 2006, and Report of
Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

                                                                                                                Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM     1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits
        as of December 31, 2006 and 2005                                                      2

    Statements of Changes in Net Assets Available for Benefits
        for the Years Ended December 31, 2006 and 2005                                3

    Notes to Financial Statements                                                               4-7

SUPPLEMENTAL SCHEDULES:

    Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets
        (Held at End of Year) as of December 31, 2006                                    8

    Form 5500, Schedule H, Part IV, Line 4j-Schedule of Reportable
        Transactions for the Year Ended December 31, 2006                           9

All others schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

RREPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Committee of
    The Procter & Gamble Commercial Company
    Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

SAN JUAN, PUERTO RICO
June 26, 2007

Stamp No.
affixed to original.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:

Participant-directed invesments	$7,221,176	$6,072,150
Non participant-directed investments—The Procter & Gamble
Company common stock	9,224,924	7,888,947

Total investments	16,446,100	13,961,097

LIABILITIES—Excess contributions payable	81,787	125,237

NET ASSETS AVAILABLE FOR BENEFITS	$16,364,313	$13,835,860

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Contributions:
Participants	$1,051,049	$976,573
Employers	255,452	174,188

Total contributions	1,306,501	1,150,761

Investment income:
Net appreciation in fair value of investments	1,502,727	639,751
Dividends	516,325	227,582
Interest	31,439	13,733

Total investment income	2,050,491	881,066

Total additions	3,356,992	2,031,827

DEDUCTIONS—Benefits paid to participants	828,539	296,983

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,528,453	1,734,844

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	13,835,860	12,101,016

End of year	$16,364,313	$13,835,860

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following description of The Procter & Gamble Commercial Company (the “Company”) Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering substantially all full-time employees of the Company and two affiliated companies, Olay Company, Inc. and Procter & Gamble Pharmaceuticals Puerto Rico, Inc. (collectively, the “Companies”) who are residents of Puerto Rico, have completed one year of service and are age twenty-one or older. The Plan was established effective November 1, 1993 and is sponsored by the Companies. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 10 percent of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Companies contribute 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The Companies’ matching contributions are invested directly in The Procter & Gamble Company common stock. Contributions are subject to certain limitations.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. The Companies’ contributions plus actual earnings thereon are 100 percent vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

Payment of Benefits—Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans to Participants—Loans to participants are not permitted.

Forfeited Accounts—During the years ended December 31, 2006 and 2005, employers’ contributions were reduced by $91,521 and $94,142, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The market value of the units of the common/collective trust is determined based on the underlying market value of the investments in the funds. Quoted market prices are used to value the underlying investments that comprise the units in the common/collective trust. The Plan’s investments in The Procter & Gamble Company and the J.M. Smucker Company common stock are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefits are recorded when paid.

Plan Expenses—All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

Excess Contributions Payable —The Plan is required to return contributions received during the Plan year in excess of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”) limits. As of December 31, 2006 and 2005, net assets available for benefits included approximately $81,787 and $125,237, respectively, payable to certain active participants for excess deferral contributions. Excess contributions are recorded as benefit payments when distributed.

3.	INVESTMENTS

          The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits are as follows:

	2006	2005

The Procter & Gamble Company common stock -
143,533.90 and 136,298.33 shares, respectively	$9,224,924	$7,888,947
Oakmark Equity & Income Fund I - 72,715.01
and 66,237.47 units, respectively	1,881,864	1,654,612
Royce Low Priced Stock Fund - 73,205.32
and 63,205.19 units, respectively	1,232,045	981,577
Barclays Global Investor S&P 500 Stock Fund- 15,743.41
and 14,898.21 units, respectively	2,668,980	2,235,773

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Common stock	$926,126	$378,375
Common collective trust fund	301,432	102,368
Mututal funds	275,169	159,008

Total	$1,502,727	$639,751

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (the common stock of The Procter & Gamble Company) is as follows:

	2006	2005

Net assets at December 31	$9,224,924	$7,888,947

Changes in net assets for the years ended
December 31, 2006 and 2005:
Contributions	$731,450	$700,207
Net appreciation in fair value of investment	927,150	380,835
Dividends	170,546	140,265
Benefits paid to participants	(477,099)	(157,473)
Net transfers to participant directed investments	(47,103)	(114,229)
Other receipts (disbursements)	31,033	(2,433)

Net increase in net assets	1,335,977	947,172

The Procter & Gamble Company common stock—
beginning of year	7,888,947	6,941,775

The Procter & Gamble Company common stock—
end of year	$9,224,924	$7,888,947

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan, and interest bearing deposits with JP Morgan Chase Bank and Banco Popular de Puerto Rico, the trustee and custodian, respectively, as defined by the Plan. JP Morgan Retirement Plan Services performs record keeping and administrative services for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 143,533.90 and 136,298.33 units, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $6,580,147 and $6,020,375, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $170,546 and $140,265, respectively.

6.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.	INCOME TAXES

The Plan is exempt from Puerto Rico income taxes under the provisions of the PRIRC, as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SCHEDULE I

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

		Description of
Identity of Issue		Investment	Cost	Fair Value

The Procter & Gamble Company	*	Common stock	$ 6,580,147	$ 9,224,924

The J.M. Smucker Company		Common stock	**	38,498

Oakmark Equity & Income Fund I		Mutual fund	**	1,881,864

Royce Low Priced Stock Fund		Mutual fund	**	1,232,045

JP Morgan Prime Money Market
Fund	*	Mutual fund	**	470,640

Pimco Total Return Institutional Fund		Mutual fund	**	395,402

Fidelity Diversified International Fund		Mutual fund	**	521,530

Barclays Global Investor S&P 500 Stock		Common collective
Fund		trust fund	**	2,668,980

JP Morgan Chase Bank	*	Deposit	**	10,414

Banco Popular de P.R. (Time Deposit)	*	Time Deposit open account (variable interest rate 5.02%)	**	1,803

Total				$ 16,446,100

* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SCHEDULE II

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

SINGLE TRANSACTIONS—None.

SERIES OF TRANSACTIONS:

					Current
					Value of
					Asset on	Net
	Number of	Purchase	Sales	Cost of	Transaction	Gain
Description of Asset	Transactions	Amount	Amount	Asset	Date	on Sale

The Procter & Gamble
Company common stock *	42	$1,004,713	$-	$-	$1,004,713	$-

The Procter & Gamble
Company common stock *	55	-	590,588	444,385	590,588	146,203

* Party-in-interest.